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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67638

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/20/07 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGE CORPORATE FINANCE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1380 W. PACES FERRY RD., SUITE 1000
(No. and Street)

ATLANTA	GA	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM ALBERT MANER (404) 890-7703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIFFORD HILLEGASS & INGWERSEN, LLP
(Name – *if individual, state last, first, middle name*)

1200 ASHWOOD PARKWAY, SUITE 300	ATLANTA	GA	30338-4747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM ALBERT MANER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGE CORPORATE FINANCE, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

PAULA J. RUCKER
MY COMMISSION EXPIRES
MAY 05, 2011
COBB CO., GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edge Corporate Finance, LLC

FINANCIAL STATEMENTS

For the year ended December 31, 2008
and for the period from inception (October 9, 2007)
through December 31, 2007

with
Independent Auditors' Report

EDGE CORPORATE FINANCE, LLC

TABLE OF CONTENTS

December 31, 2008 and 2007

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Edge Corporate Finance, LLC
Atlanta, Georgia

We have audited the accompanying balance sheets of Edge Corporate Finance, LLC as of December 31, 2008 and December 31, 2007, and the related statements of operations, member's equity and cash flows for the year ended December 31, 2008 and the period from inception (October 9, 2007) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edge Corporate Finance, LLC as of December 31, 2008 and 2007, and results of its operations and cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 18, 2009
Atlanta, Georgia

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

EDGE CORPORATE FINANCE, LLC

BALANCE SHEETS

December 31, 2008 and 2007

	2008	2007
ASSETS		
Current Assets		
Cash	$ 56,365	$ 72,753
Accounts receivable	13,960	-
Other assets	5,935	823
TOTAL ASSETS	$ 76,260	$ 73,576
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities		
Accounts payable	$ 2,170	$ 8,656
Due to Parent (Note B)	-	15,767
TOTAL LIABILITIES	2,170	24,423
Member's Equity	74,090	49,153
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 76,260	$ 73,576

See accompanying notes.

EDGE CORPORATE FINANCE, LLC

STATEMENTS OF OPERATIONS

For the year ended December 31, 2008
and for the period from inception through December 31, 2007

	2008	2007
Revenue	$ 62,384	$ 25,000
Operating Expenses (Note B)		
Personnel expense	176,351	20,625
General and administrative expenses	27,919	20,994
Occupancy	11,189	1,971
Marketing and advertising	9,342	-
Other expenses	13,191	4,569
TOTAL OPERATING EXPENSES	237,992	48,159
Net Loss	$ (175,608)	$ (23,159)

See accompanying notes.

EDGE CORPORATE FINANCE, LLC

STATEMENT OF MEMBER'S EQUITY

For the year ended December 31, 2008
and for the period from inception through December 31, 2007

Capital contributions	$ 72,312
Net loss for the period	(23,159)
Balance at December 31, 2007	49,153
Capital contributions	200,545
Net loss for the year	(175,608)
Balance at December 31, 2008	$ 74,090

See accompanying notes.

EDGE CORPORATE FINANCE, LLC

STATEMENTS OF CASH FLOWS

For the year ended December 31, 2008
and for the period from inception through December 31, 2007

	2008	2007
Increase (Decrease) in Cash:		
Cash Flows from Operating Activities		
Net loss	$ (175,608)	$ (23,159)
Adjustments to reconcile net loss to net cash provided (used) by operating activities		
Increase in:		
Accounts receivable	(13,960)	-
Prepaid expenses	(5,111)	(823)
Increase (decrease) in:		
Amounts due to Parent	(15,767)	15,767
Accounts payable	(6,487)	8,656
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(216,933)	441
Cash Flows from Financing Activities		
Capital Contributions	200,545	72,312
NET CASH PROVIDED BY FINANCING ACTIVITIES	200,545	72,312
INCREASE (DECREASE) IN CASH	(16,388)	72,753
Cash at Beginning of Period	72,753	-
Cash at End of Period	$ 56,365	$ 72,753

See accompanying notes.

EDGE CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Edge Corporate Finance, LLC ("Edge Corporate Finance") was organized in the state of Georgia on October 9, 2007 as a licensed broker dealer to provide merger and acquisition advisory services and raise capital as an agent in private placements. Edge Corporate Finance is a single member LLC owned 100% by Edge Capital Partners, LLC.

Use of Estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Concentration: The Company maintains balances with the bank in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal.

Accounts Receivable: The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectibility of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old. As of December 31, 2008, management reviewed the status of accounts receivable and determined that an allowance for doubtful accounts was not necessary.

Revenue Recognition: Commissions and other fees are recognized as services are provided.

Concentrations: For the year ended December 31, 2008, two clients represented 100% of the Company's revenue. As of December 31, 2008 one client represented 100% the Company's accounts receivable.

Marketing: Marketing and promotional costs are expensed as incurred.

Income Taxes: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Fair Values of Financial Instruments: The Company estimates that the fair value of all financial instruments (primarily receivables and payables) at December 31, 2008 and 2007 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet.

NOTE B—RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with its Parent Company ("Parent") whereby certain operating expenses are paid by Parent on the Company's behalf. The Company then reimburses Parent for these expenses. Personnel costs related to employees who are assigned to the Company for a portion of their time are prorated based on the amount of time required. Other operating costs are allocated based on estimated usage. Allocated expenses amounted to $23,651 and $191,762 during the periods ended December 31, 2008 and 2007, respectively.

At December 31, 2007 the Company owed Parent $15,767 in connection with this arrangement.

NOTE C—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6⅔% of "aggregate indebtedness," as those terms are defined in the Rule.

SUPPLEMENTAL INFORMATION

EDGE CORPORATE FINANCE, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2008 and 2007

	2008	2007
Computation of Net Capital		
Total member's equity	$ 74,090	$ 49,153
Deduct nonallowable assets		
Other Assets	19,895	823
Net capital	$ 54,195	$ 48,330
Computation of Aggregate Indebtedness		
Accounts payable	$ 2,170	$ 8,656
Due to Parent	-	15,767
Total aggregate indebtedness	$ 2,170	$ 24,423
Computation of Minimum Net Capital Requirement		
Net capital	$ 54,195	$ 48,330
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)	5,000	5,000
Net capital in excess of requirement	$ 49,195	$ 43,330

The $4,000 difference between net capital as computed by the Company on its FOCUS report for the quarter ended December 31, 2008 that was filed on January 29, 2009 and the audited financial statements at December 31, 2008 relates to reversing a $4,000 legal expense accrual.

EDGE CORPORATE FINANCE, LLC

Schedule II

OTHER INFORMATION

December 31, 2008

The following statements and computations are not applicable at December 31, 2008, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (i) of Rule 15c3-3.

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Edge Corporate Finance, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Edge Corporate Finance, LLC as of and for the year ended December 31, 2008, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 (specifically subparagraph (k)(2)(i)). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

No facts came to our attention to indicate that the exemptions claimed had not be complied with during the year.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

in conformity with accounting principles generally accepted in the United States of America Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 18, 2009
Atlanta, Georgia